                                                                  Exhibit 77D(a)
                 MORGAN Stanley Variable Investment Series Income Plus Portfolio

The Portfolio may invest up to 20% of its assets in public bank loans made by banks or other financial institutions.

The Portfolio may purchase listed and OTC call and put options in amounts equaling up to 10% of its net assets.

The Portfolio may invest in options on stock indexes.